SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2003

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

MERGER OF TCO SHARES INTO TCP

Lisbon, Portugal, October 31, 2003 — Portugal Telecom, SGPS, S.A. (“PT”) (Euronext Lisbon: PTCO.IN; NYSE: PT) announces that Tele Centro Oeste Celular Participações, S.A. (“TCO”) and Telesp Celular Participações, S.A. (“TCP”) intend to carry out an operation of merger of TCO shares into TCP, thereby converting TCO into a wholly owned subsidiary of TCP, by merging their shareholders into a single listed company, with higher liquidity, and to unify the management of their businesses.

TCP is one of the companies that constitute Vivo, the 50/50 joint venture between Portugal Telecom and Telefónica for mobile operations in Brazil.

The exchange ratio was fixed at 1.27 TCP common shares per each TCO common share and 1.27 TCP preferred shares per each TCO preferred share.

If, among other conditions, all TCO common shareholders tender in the current Tender Offer, it is estimated that TCP’s share capital will total R$ 5,343,666,469.73 and will be represented by 1,466,856,555,987 nominative shares, with no par value, of which 488,961,356,424 are common shares and 977,895,199,562 are preferred shares.

The present merger of shares will be voted upon at the TCP and TCO shareholders meeting to take place on December 22, 2003.

This information is also available on PT’s IR website http://ir.telecom.pt and additional information is available on www.vivo-sp.com.br.

Contact:	Vitor J. Sequeira, PT Group Investor Relations Officer vitor.j.sequeira@telecom.pt Portugal Telecom Tel.: +351.21.500.1701 Fax: +351.21.355.6623

Portugal Telecom is listed on the Euronext Lisbon and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PT and PTCO.IN and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2003

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Vitor Sequeira
Vitor Sequeira Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.